UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Osage Bancshares, Inc.
(Name of Issuer)

Common Stock $.01 par value
(Title of Class of Securities)

68764U 10 6
(CUSIP Number)

October 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

__________________

*

The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 4 pages

Page 2 of 4 pages

CUSIP No. 68764U 10 6

Schedule 13G

1.	Name of Reporting Persons

		Osage Federal Bank Employee Stock Ownership Plan

2.	Check the appropriate box if a member of a group*

		(a) ☒	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization:			Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person with:

	5.	Sole Voting Power:		0

	6.	Shared Voting Power:		288,000

	7.	Sole Dispositive Power:		0

	8.	Shared Dispositive Power:		288,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 288,000

10.	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares*☐

11.	Percent of Class Represented by Amount in Row (9):			10.14%

12.	Type of Reporting Person*: EP

* SEE INSTRUCTIONS

Page 3 of 4 pages

EXPLANATORY NOTE:  This amendment is being filed in accordance with Rule 13d-2(c) to report the fact that the filing person’s beneficial ownership exceeds 10%.

Item 1(a)	Name of Issuer: Osage Bancshares, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

239 E. Main Street Pawhuska, OK 74056

Item 2(a)	Name of Person Filing:

Osage Federal Bank Employee Stock Ownership Plan

Item 2(b)	Address of Principal Business Office: Same as Item 1(b)

Item 2(c)	Citizenship: Oklahoma

Item 2(d)	Title of Class of Securities: Common Stock $.01 par value

Item 2(e)	CUSIP Number: 68764U 10 6

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Item 3(f)	X	Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 3(j)	X	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 3(a)(b)(c)(d)(e)(g)(h)(i) - not applicable.

Item 4	Ownership

(a)	Amount Beneficially Owned: 288,000

(b)	Percent of Class: 10.14%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	0

	(ii)	Sole power to vote or to direct the vote	288,000

	(iii)	Sole power to dispose or to direct the disposition of	0

	(iv)	Shared power to dispose or to direct the disposition of	288,000

Page 4 of 4 pages

Item 5	Ownership of Five Percent or Less of Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan (“ESOP”) identified in Item 2(a) by the ESOP Committee and the ESOP Trustee both filing under the Item 3(f) and 3(j) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, in my capacity as an ESOP Trustee and ESOP Plan Committee, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mark A. Formby	November 7, 2008
Mark A. Formby	Date

/s/ Harvey Payne	November 7, 2008
Harvey Payne	Date

/s/Milton V. Labadie	November 7, 2008
Milton V. Labadie	Date

/s/ Gary D. Strahan	November 7, 2008
Gary D. Strahan	Date

Exhibit A

Identification of Members of Group

Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The ESOP Trustees share voting and dispositive power with the ESOP Committee. By the terms of the ESOP, the ESOP Trustees vote stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the ESOP Trustees as directed by the ESOP Committee. Investment direction is exercised by the ESOP Trustees as directed by the ESOP Committee. The ESOP Committee and the ESOP Trustees share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

Members of the ESOP Committee/ ESOP Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the ESOP Committee, responsibilities as ESOP Trustees, and of shares beneficially owned as a Participant in the ESOP are as follows:

Name	Beneficial Ownership (1)	Beneficial Ownership as ESOP Participant

Mark A. Formby	110,321	-0-

Harvey Payne	87,884	-0-

Milton V. Labadie	18,269	-0-

Gary D. Strahan	59,155	-0-

______________

(1)

Beneficial ownership as of October 30, 2008. Includes shares of common stock of issuer owned in conjunction with family members. The ESOP Committee and ESOP Trustee(s) disclaim ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the ESOP Committee and ESOP Trustee. Excludes beneficial shares beneficially owned as a plan participant.